Exhibit 99.3

AMENDMENT, ASSIGNMENT, ASSUMPTION, NOVATION AND CONSENT AGREEMENT

THIS AGREEMENT made as of the 19th day of June, 2009.

A M O N G:

THE ERIN MILLS INVESTMENT CORPORATION, a corporation existing under the laws of Ontario (“TEMIC”)

- and -

LORUS THERAPEUTICS INC., a corporation existing under the laws of Ontario (“Lorus”)

- and -

ZOR PHARMACEUTICALS, LLC, a limited liability company formed under the laws of the State of Delaware (“Zor”)

- and -

ERIN MILLS BIOTECH INC., a corporation existing under the laws of Ontario (“EMBI”)

WHEREAS on October 6, 2004, Lorus Therapeutics Inc. (formerly 4325231 Canada Inc.) (“Old Lorus”), GeneSense Technologies Inc. (“GeneSense”) and TEMIC entered into a subscription agreement providing for the issuance of three (3) five million dollar ($5,000,000) principal amount convertible debentures (each a “Debenture” and collectively, the “Debentures”) on each of October 6, 2004, January 14, 2005 and April 15, 2005, each maturing on October 6, 2009;

AND WHEREAS pursuant to an arrangement (the “Arrangement”) completed on July 10, 2007 and the terms of an assignment, assumption, novation and consent agreement among Old Lorus, 6650309 Canada Inc. and TEMIC, the Debentures were assigned, assumed and novated by 6650309 Canada Inc., which subsequently changed its name to Lorus Therapeutics Inc.;

AND WHEREAS in connection with the Arrangement, GeneSense and TEMIC entered into an amended and restated guarantee and indemnity (the “Guarantee”) dated July 10, 2007, pursuant to which, among other things, GeneSense guaranteed the due payment and performance of the Guaranteed Obligations (as such term is defined in the Guarantee);

AND WHEREAS, effective May 31, 2009, GeneSense has transferred all of its assets and undertaking to its parent, Lorus, and such transfer was consented to by TEMIC pursuant to a consent dated May 31, 2009 (the “GeneSense Dissolution”);

Page - 1

AND WHEREAS Lorus and TEMIC have entered into a settlement agreement and asset sale agreement with TEMIC, each dated as of the date hereof which, among other things, provides that TEMIC or its nominee will be assigned the patents and all intellectual property relating to the finished pharmaceutical product extracted from bovine bile by means of GeneSense’s manufacturing process and known by the trade mark “Virulizin” (collectively, the “Assigned Intellectual Property”) in partial satisfaction of the amounts owing to TEMIC under the Debentures;

AND WHEREAS TEMIC has irrevocably authorized and directed Lorus to assign and transfer the Assigned Intellectual Property to EMBI;

AND WHEREAS GeneSense and Zor had entered into an exclusive licence agreement dated April 8, 2008, as amended (the “Licence Agreement”) with respect to the license by GeneSense to Zor of certain rights in respect of the Assigned Intellectual Property;

AND WHEREAS GeneSense and Zor had entered into an Independent Services Agreement dated April 8, 2008 (the “Independent Contractor Agreement”) with respect to the provision of certain technical services;

AND WHEREAS pursuant to an assignment and consent agreement made as of the date hereof Lorus, with the consent of Zor, assigned all of its right, title, interest and estate in and to the right to receive the milestone payments referred to in Section 7.10 of the Licence Agreement which have not been paid to GeneSense or Lorus as of the date hereof to TEMIC;

AND WHEREAS in connection with the sale of the Assigned Intellectual Property, Lorus, at the direction of TEMIC in paragraph 1 hereof, wishes to assign the remainder of its right, title and interest in and to the Licence Agreement to EMBI and EMBI wishes to accept such assignment and assume all obligations and responsibilities of Lorus with respect to the Licence Agreement, all as hereinafter provided;

AND WHEREAS Zor has agreed to consent to the assignment by Lorus of the Assigned Intellectual Property and the remainder of its right, title and interest in and to the Licence Agreement to EMBI and to recognize EMBI as a party to the Licence Agreement in place and stead of Lorus;

AND WHEREAS EMBI and Lorus have entered into a supply and services agreement dated June 19, 2008 (the “Services Agreement”) pursuant to which Lorus will provide specific services with respect to Assigned Intellectual Property to EMBI.

AND WHEREAS the parties wish to make certain consequential amendments to the Licence Agreement;

AND WHEREAS the parties hereto wish to confirm that the amendment, assignment and novation of the Licence Agreement shall become effective as of the date hereof;

Page - 2

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and covenants hereinafter set forth, the parties hereto covenant and agree as follows:

1.	TEMIC hereby irrevocably authorizes and directs Lorus to assign and transfer all of its right, title and interest in and to the Licence Agreement to EMBI.

2.
Lorus hereby transfers, assigns and conveys to EMBI, and EMBI hereby accepts the transfer, assignment and conveyance from Lorus of all of Lorus’ right, title, interest and estate in and to the Licence Agreement effective as of the date hereof (the “Assignment”).  The parties agree that the Licence Agreement is hereby amended as follows:

(i)	in Section 2.2 thereof, by adding the words “or Lorus” after the word (A) “it” in the first line and (B) “Licensor” in the fourth and sixth lines; and

(ii)	by adding the words “, the Trademark” after the words “Licensor’s Patent Rights” in the third line of Section 2.9 thereof.

In all other respects the Licence Agreement shall remain in full force and effect.

3.
TEMIC hereby acknowledges and confirms that in consideration of the Assignment having been made by Lorus to TEMIC in accordance with the provisions hereof, the principal amount owing under the Debentures shall be and is hereby reduced by the sum of (REDACTED).

4.
EMBI hereby accepts the Assignment and replaces Lorus for all intents and purposes, from and after the date hereof, as a party to the Licence Agreement. EMBI hereby represents and covenants to Zor that:

(a)	EMBI is a newly formed corporation and has no assets or liabilities as of the date hereof; and

(b)
EMBI’s sole purpose is to hold the Assigned Intellectual Property and assets being assigned pursuant to the Assignment and at all times during which the Licence Agreement is effective EMBI will conduct no other business and will not assume any liabilities whatsoever except for limited expenses relating to maintaining the assets described herein.

5.
EMBI covenants with Lorus and Zor that it shall assume and be bound by, and observe and perform all the terms, obligations and provisions to be observed and performed by Lorus under the Licence Agreement from and after the date hereof, including, without limitation, the provisions of Sections 2.9 and 17.11 (the “Assumed Obligations”); provided that Lorus and EMBI shall be jointly and severally liable to Zor for the Assumed Obligations (other than the obligations set forth in Sections 2.5 [Grant of License], 2.6 [Sublicenses by Licensor], 2.9 [Security Interest], 11.4 [Failure to Use Diligent Efforts] and, to the extent Lorus has not been requested to assume all or any particular responsibilities set forth in Section 9.1 pursuant to the Services Agreement or otherwise, the obligations set forth in Section 9.1 [Prosecution and Maintenance] (collectively, the “Carved Out Obligations”)) to the extent arising before the later of:

(a)	the date on which the Services Agreement is terminated in accordance with the provisions thereof; and

Page - 3

(b)
the date on which Lorus has no further rights to royalty payments earned under the Licence Agreement or rights under the Animal Rights License Agreement, dated as of the date hereof, between EMBI and Lorus (the “Animal Rights License Agreement”).

With respect to the Assumed Obligations arising after the later of (a) and (b) above and with respect to the Carved Out Obligations, only EMBI shall be liable to Zor.

6.
Lorus agrees to make the royalty payments, on behalf of EMBI, due to Zor pursuant to Section 2.2 of the Licence Agreement; provided, however, that nothing herein shall be construed as relieving EMBI from its obligations to make such payments under such Section 2.2.

7.
The Parties agree that Zor may, at its sole option, enforce any rights of EMBI under the Services Agreement to the extent directly or indirectly related to EMBI’s obligations to Zor or Animal Rights License Agreement, including, without limitation, the provisions relating to the provision of services and confidentiality and shall be entitled to any remedies and damages thereunder as a third party beneficiary.

8.	Zor hereby:

(a)
acknowledges, confirms and agrees that as a result of the GeneSense Dissolution, Lorus became entitled to hold and enforce all of the rights and benefits of GeneSense under the Licence Agreement, and the Licence Agreement continued in force with Lorus substituted as a party in place of GeneSense;

(b)	consents to the Assignment, and accepts EMBI as a party to the Licence Agreement from and after the date hereof;

(c)
covenants and agrees that, from and after the date hereof, EMBI shall be entitled to hold and enforce all of the rights and benefits of Lorus under the Licence Agreement, and the Licence Agreement shall continue in force with EMBI substituted as a party in place of Lorus;

(d)
agrees that certain obligations of EMBI under the Licence Agreement, under arrangements between EMBI and Lorus, may be performed by Lorus; provided that nothing herein shall relieve EMBI of any of its obligations under the Licence Agreement.

9.
Lorus and EMBI will use commercially reasonably efforts to cooperate with each other with respect to Lorus’ responsibilities under the Services Agreement, and specifically, EMBI will make available to Lorus all relevant applications, approvals, records, regulatory documents, files and information as related in Sections 4.3(c), 4.4 and 4.5 of the Licence Agreement.

10.
Lorus hereby represents and warrants to and in favour of EMBI, TEMIC and Zor that as of the date hereof no event has occurred and is continuing which constitutes, or after the elapse of or giving of notice, would constitute a default or breach under the Licence Agreement by Lorus of any of the terms, conditions, covenants or provisos thereof.

Page - 4

11.
Zor hereby represents and warrants to and in favour of EMBI, TEMIC and Lorus that as of the date hereof no event has occurred and is continuing which constitutes, or after the elapse of or giving of notice, would constitute a default or breach under the Licence Agreement by Zor of any of the terms, conditions, covenants or provisos thereof.

12.
EMBI will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, “Transfer Taxes”) payable under any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a governmental authority having the force of law on or with respect to the Assignment.  To the extent that any Transfer Taxes are imposed upon or required to be paid by Lorus in connection with the Assignment, TEMIC will promptly reimburse and indemnify Lorus for all such taxes.

13.
Each of the parties shall, at the request of another party, execute such documents and do such acts as may be reasonably required to carry out the terms and conditions of this amendment, assignment assumption, novation and consent agreement (the “Agreement”).

14.	This Agreement may be executed in as many counterparts as are necessary and, when a counterpart has been executed by each party hereto, all counterparts shall constitute one agreement.

15.	This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and assigns.

16.	The Licence Agreement as amended herein shall continue in full force and effect and is hereby ratified and confirmed by each party.

17.	This Agreement shall be governed by and construed in accordance with the laws of Ontario and the laws of Canada applicable therein, without regard to conflicts of laws rules.

18.
In the event that any one or more of the provisions contained in this Agreement shall for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement.

19.	No modification, supplement or amendment to this Agreement will be binding unless executed in writing by all of the parties hereto.

[NEXT PAGE IS THE SIGNING PAGE]

Page - 5

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

Per:	LORUS THERAPEUTICS INC. _______________________________ Name: Title: Authorized Signing Officer
Per:	_______________________________ Name: Title: Authorized Signing Officer I/We have authority to bind the corporation
Per:	THE ERIN MILLS INVESTMENT CORPORATION _______________________________ Name: Gerry C. Quinn Title: President I have authority to bind the corporation
Per:	ZOR PHARMACEUTICALS, LLC _______________________________ Name: Title: Authorized Signing Officer
Per:	_______________________________ Name: Title: Authorized Signing Officer I/We have authority to bind the corporation
Per:	ERIN MILLS BIOTECH INC. _______________________________ Name: Gerry C. Quinn Title: President I have authority to bind the corporation

Page - 6